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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                          (Amendment No. ____________)


                      CCC Information Services Group Inc.
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                        (Title of Class and Securities)



                                   12487Q109
                                 (CUSIP Number)




                           Exhibit Index is on Page 7

                                  Page 1 of 8
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  CUSIP NO. 12487Q109                   13G
-----------------------

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      NAME OF REPORTING PERSON
 1
      White River Corporation

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
 2                                                              (a) [_]
                                                                (b) [X]

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      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delware

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                          SOLE VOTING POWER
                     5
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          8,584,564 (See Items 4 and 8)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             8,584,564 (See Item 4)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      8,584,564 (See Item 4)

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [X]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      34.9%

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      TYPE OF REPORTING PERSON*
12
      HC and CO

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                               Page 2 of 8 pages
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Item 1.

(a).      Name of Issuer: CCC Information Services Group Inc. ("Issuer")

(b).      Address of Issuer's Principal Executive Offices:
          World Trade Center Chicago
          444 Merchandise Mart
          Chicago, IL 60654-1005

Item 2.

(a).      Names of Person Filing:

          The name of the reporting person is White River Corporation, which through its wholly owned subsidiary, White River Ventures, Inc. ("White River"), owns the securities to which this Schedule 13-G relates.

(b).      Address of Principal Business Office or, if none, Residence:

          The address of the principal business office of the reporting person is 777 Westchester Avenue, Suite 201, White Plains, New York 10604

(c).      Citizenship:

          The reporting person was organized under the laws of Delaware.

(d).      Title of Class of Securities:

          This Schedule 13G statement relates to shares of common stock, par value $.10 per share (the "Common Stock").

(e).      Cusip Number:

          12487Q109

Item 3.  Filing pursuant to Rules 13d-1(b) or 13d-2(b):

This schedule 13G statement is being filed pursuant to Rule 13d-1(b) and the reporting perosn is a parent holding company.

Item 4.  Ownership:

The aggregate number of shares of Common Stock that White River owns beneficially, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act"), is 8,584,564, which constitutes approximately 34.9% of the outstanding shares of Common Stock. White River and its affiliates also beneficially own or control an aggregate of 630 shares of the Series C Preferred Stock and 3,601 shares of the Series D Preferred Stock. White River and the Issuer have entered into an agreement, incorporated herein by reference as Exhibit A (the "Preferred Stock Agreement"), whereby the Issuer has agreed, upon receipt of notice from White River that it owns less than 50% of the outstanding shares of Common Stock, to exchange 500 shares of its outstanding Series D Preferred Stock for 500 shares of a new Series E Cumulative Redeemable Preferred Stock (the "Series E Preferred Stock"), which stock carries certain voting rights if held by White River or any of its affiliates. The Series E Preferred Stock votes according to a

                                  Page 3 of 8
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formula, the effect of which is to cause White River and its affiliates, through their ownership of shares of Series E Preferred Stock, to have 51% of the votes to be cast on any matter to be voted upon by the holders of Common Stock, provided all of the shares of such Series E Preferred Stock are issued, outstanding and held by White River and its affiliates. To the extent White
River also owns shares of Common Stock, such Series E Preferred Stock will only provide an additional voting percentage that, when added together with the vote from White River's shares of Common Stock, will provide White River with a maximum of 51% of the votes. Presently, 500 shares of Series E Preferred Stock have been issued by the Issuer to White River pursuant to the Preferred Stock Agreement.

Item 5.    Ownership of Five Percent or Less of a Class.

This filing on Schedule 13G is not for the purpose of reporting the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

No person other than the reporting person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares owned by the reporting person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

White River Corporation is filing this statement on behalf of itself and White River Ventures, a wholly owned subsidiary of White River Corporation. White River is a Corporation.

Item 8.    Identification and Classification of Members of the Group.

David M. Phillips, Loeb Investors Co. XV, Loeb Investors Co. XIII and Loeb Investors Co. 108 (collectively, the "Management Stockholders"), White River and the Issuer entered into a Stockholders' Agreement dated June 16, 1994 pursuant to which the Management Stockholders and White River have agreed to certain provisions regarding the corporate governance of the Issuer, including the election of directors. The Stockholders Agreement terminates upon the first to occur of (i) the written agreement of the parties, (ii) the liquidation or dissolution of the Issuer, (iii) the Redemption Date, (as defined below) or (iv) June 16, 1999. From the date of the closing of the Offering until the first day on which there are no shares of Series C, or Series D, or Series E Preferred Stock outstanding (the "Redemption Date") the following provisions are in effect, among other:

The Management Stockholders and White River shall take all actions necessary to cause the nomination and election to the board of directors of (i) a number of persons (which shall not be less than two) designated by White River which the board of directors determines to be appropriate taking into account the aggregate voting power and economic interest of White River and its affiliates in the Issuer and (ii) three persons designated by a majority of shares of Common Stock held by the Management Stockholders. The number of directors shall be seven while the Stockholders Agreement is in effect. The Management Stockholders and White River shall act to cause vacancies on the board of directors to be filled by successors designated by the stockholder group that designated the prior incumbent and shall not act to remove a director without the consent of the stockholder group that designated such director except after consultation with such stockholder group and after a determination that the director to be removed has breached his fiduciary duties to the Issuer.

In addition, the Management Stockholders and White River have agreed that, prior to the voluntary resignation from the board of directors, disability or death of David M. Phillips, a majority of the directors designated by the Management Stockholders, shall be delegated, to the extent permitted by applicable law, the authority of the board to determine the timing, price, and other terms of certain business combinations

                                  Page 4 of 8
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where the consideration to be received is cash, cash equivalents or publicly traded securities, subject to the fiduciary duties of the directors not designated by the Management Stockholder and subject to the receipt of a fairness opinion from one of a list of specified investment banks. Following the voluntary resignation from the board of directors, death or disability of David
M. Phillips, the Management Stockholders and White River have agreed to cause the directors respectively elected by them to approve certain business combinations recommended by the other party, subject to receipt of a fairness opinion and subject to the fiduciary duties of such directors.

The Management Stockholders and White River have also agreed that a majority of the directors designated by the Management Stockholders shall be delegated, to the extent permitted by applicable law and subject to the fiduciary duties of the other directors, the authority of the board of directors with respect to the timing, price, and other terms of each offering of Common Stock, provided, however, that the Issuer shall not consummate any such offering (i) unless the Issuer can demonstrate to the reasonable satisfaction of White River that after giving effect to such subsequent offering the Issuer would have funds legally available to redeem shares of the Redeemable Preferred Stock in accordance with its terms and (ii) without the unanimous approval of the members of the board of directors in the event that David M. Phillips shall voluntarily resign from the board of directors, die, or become disabled.

As a result of the Stockholders' Agreement, the parties thereto may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Act, and as such, (i) each member of the group would be deemed to own beneficially all shares held, in the aggregate, by all group members and (ii) the group would be deemed to own beneficially an aggregate of 12,930,008 shares of Common Stock, representing 51.9% of the Common Stock currently outstanding. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission that such group exists. Pursuant to Rule 13d-4, the reporting person disclaims beneficial ownership of the Common Stock held by all other parties of the Stockholders' Agreement.

Item 9.    Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

This filing on Schedule 13G is being made pursuant to Rule 13d-1(b).

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

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                                   Signature
                                   ---------

After reasonable inquiry and to the best of the knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 6, 1998


                                          White River Corporation



                                          /s/ Michael E.B. Spicer
                                          -----------------------------
                                          Michael E.B. Spicer
                                          Chief Financial Officer, Treasurer,
                                          and Corporate Secretary

                                  Page 6 of 8
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                                 Exhibit Index
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Items            Description                                Sequential Page No.
-----            -----------                                -------------------

Exhibit A        Certificate of Designations of Series E
                 Cumulative Redeemable Preferred Stock (Filed as Exhibit 4.6 to CCC Information Services
                 Group Inc. Registration Statement on Form S-
                 1, SEC File No. 333-07287).

Exhibit B        Stockholders' Agreement by and among CCC
                 Information Services Group Inc., White River and the Inside Stockholders of CCC
                 Information Services Group Inc. Identified on Exhibit A thereto (Filed as Exhibit 4.2 to CCC Information Services Group Inc.
                 Registration Statement on Form S-1, SEC File
                 No. 333-07287).

Exhibit C        Members of the Group                                    8


                                  Page 7 of 8